Mail Stop 4628
                                                            June 22, 2018

Via E-Mail
Mark W. Smith
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119

       Re:    Helmerich & Payne, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2017
              Response Dated May 16, 2018
              File No. 001-04221

Dear Mr. Smith:

       We have reviewed your May 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our April 12,
2018 letter.

Form 10-K for Fiscal Year Ended September 30, 2017

Consolidated Balance Sheets at September 30, 2017 and 2016, page 50

1. Reconcile the summary of rigs, by asset group, as provided in the supplemental information captioned Exhibit III, to the carrying value of contract drilling equipment for financial reporting purpose. Explain if your ten asset groups encompass the entire contract drilling equipment population. In that regard, as of September 30, 2017, the cost of your contract drilling equipment as disclosed in the consolidated balance sheet was
       $8.2 billion, accumulated depreciation on all property, plant and equipment was $3.9 billion and the net property, plant and equipment was $5.0 billion whereas, the total carrying value in Exhibit III differs.
 Mark W. Smith
Helmerich & Payne, Inc.
June 22, 2018
Page 2

Notes to Consolidated Financial Statements, page 54

Note 1   Summary of Significant Accounting Policies, page 54

Valuation of Long-Lived Assets, page 56

2. You disclose on page 2 of your Form 10-K that "the FlexRig4s are designed to efficiently drill more shallow depth wells of between 4,000 and 18,000 feet." Considering the disclosure in your Form 10-K regarding industry trends toward more complex drilling and the accelerated retirement of less capable mechanical rigs, explain in greater detail how the assumptions for the Domestic FlexRig4 asset group were determined with respect to your rig utilization levels and rig margins in the near- and longer-term. Tell us about objective evidence used in determining your material assumptions and discuss the degree of uncertainty associated with these assumptions.

3. Your Form 8-K dated April 26, 2018 includes a statement that as market conditions are tightening for FlexRigs, average dayrates for your rigs in the U.S. Land spot market are expected to accelerate. Discuss your more recent contract status, rig utilization levels, and rig margins for the Domestic FlexRig4 asset group as of May 31, 2018 and compare to similar metrics as of September 30, 2017. As part of your response, tell us whether you have conducted additional impairment evaluations, and for which asset group(s), subsequent to September 30, 2017. Include a description of (i) current events or changes in circumstances, if any, which affected the assumptions used in your last impairment evaluation, and (ii) if additional testing was performed, identify changes to your assumptions made as a result.

4. We note from your Form 8-K dated November 16, 2017 that there is demand for rigs capable of drilling more complex horizontal wells with longer laterals and that you have the capability to upgrade your existing FlexRigs to super-spec capacity. If the demand for super-spec rigs remains consistent, discuss management's plans to upgrade the
       Domestic FlexRig4 asset group and describe the potential impact to your liquidity and capital resources from the capital investment that would be necessary for such upgrades.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.


                                                            Sincerely,

                                                            /s/ Ethan Horowitz

                                                            Ethan Horowitz
                                                            Accounting Branch
Chief
                                                            Office of Natural
Resources